SHAW COMMUNICATIONS INC.
as Issuer
and
COMPUTERSHARE TRUST COMPANY OF CANADA
as Indenture Trustee
SECOND SERIES SUPPLEMENT
Dated as of March 27, 2009
Supplementing the Trust Indenture dated as of February 26, 2007 between Shaw Communications Inc., as Issuer and Computershare Trust Company of Canada, as Indenture Trustee, and providing for the issue of 6.50% Senior Notes due 2014 in the aggregate principal amount of $600,000,000

THIS IS THE SECOND SERIES SUPPLEMENT DATED AS OF MARCH 27, 2009
BETWEEN:
SHAW COMMUNICATIONS INC., in its capacity as Issuer
- and -
COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company under the laws of Canada, in its capacity as Indenture Trustee
WHEREAS the Issuer and the Indenture Trustee have entered into a trust indenture dated as of February 26, 2007 (the “Indenture”);
AND WHEREAS pursuant to Section 2.2 of the Indenture, the Issuer may from time to time create and issue one or more new Series of Debt Securities, subject to the satisfaction of certain conditions set forth in the Indenture and in the related Series Supplement;
AND WHEREAS the Principal Terms of any new Series of Debt Securities are to be set forth in a Series Supplement, which supplements the Indenture in relation to such Series;
AND WHEREAS this Series Supplement relates to the Series of Debt Securities to be designated as 6.50% Senior Notes due 2014 (the “Second Series Supplement” or this “Series Supplement”, as the case may be) and the Issuer and the Indenture Trustee are entering into this Series Supplement in order to establish the Principal Terms of such Series and to provide for the issuance of such Series.
NOW THEREFORE THIS SERIES SUPPLEMENT WITNESSES and it is hereby covenanted, agreed and declared as follows:
ARTICLE 1
INTERPRETATION
1.1 To be Read with Indenture; Governing Law
     This Series Supplement is supplemental to the Indenture, and the Indenture and this Series Supplement shall hereafter be read together and shall have effect, so far as practicable, with respect to the 6.50% Senior Notes due 2014 as if all the provisions of the Indenture and this Series Supplement were contained in one instrument, which instrument shall be governed by and construed in accordance with the laws of the Province of Alberta, and the laws of Canada applicable in such Province. The parties hereto expressly request and require that this document be drawn up in English. Les parties aux présentes conviennent et exigent que cette entente et tous les documents qui s’y rattachent soient rédigés en anglais.

1.2	Definitions
(1)	Subject to Section 1.2(3), all terms defined in the Indenture and used but not defined in this Series Supplement shall have the meanings specified in the Indenture.

(2)	In addition, when used in this Series Supplement, the following terms shall have the following meanings:

“Canada Yield Price” means in respect of any redemption of the Notes, a price, as determined by the Independent Investment Banker, equal to the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (not including any portion of the payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 365 day year) at the Government of Canada Yield, plus 117 basis points.

“Change of Control” means the occurrence of any one of the following: (a) the direct or indirect sale, transfer or other disposition (other than by way of consolidation, amalgamation, arrangement, merger or issue of voting shares), in one or a series of related transactions, of all or substantially all of the property and assets of the Issuer and its subsidiaries, taken as a whole, to any Person or group of Persons acting jointly or in concert for purposes of such transaction (other than to the Issuer or its subsidiaries); (b) the consummation of any transaction or series of transactions including, without limitation, any consolidation, amalgamation, arrangement, merger or issue of voting shares, the result of which is that any Person or group of Persons acting jointly or in concert for purposes of such transaction (other than one or more members of the Shaw Family Group) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of the Issuer, measured by voting power rather than number of shares (but shall not include the creation of a holding corporation or similar transaction that does not involve a change in the beneficial ownership of the Issuer); or (c) the consummation of any transaction or series of transactions including, without limitation, any consolidation, amalgamation, arrangement, merger or issue of securities, the result of which is that any Person or group of Persons acting jointly or in concert for purposes of such transaction (other than one or more members of the Shaw Family Group) has elected to the board of directors of the Issuer such number of its or their nominees so that such nominees so elected shall constitute a majority of the number of the directors comprising the board of directors of the Issuer; provided that, to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clauses (a), (b) or (c) above to become effective under applicable law and such approvals have not been received before such transactions or circumstances have occurred, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“DBRS” shall mean DBRS Limited, or any successor to the rating agency business thereof provided such successor is an “approved rating organization” within the meaning of NI 41-101.

“Government of Canada Yield” means, with respect to any Redemption Date, the arithmetic average, as determined by the Independent Investment Banker, of the yield to maturity on the third Business Day preceding the Redemption Date, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued, in Canadian Dollars in Canada, at 100% of its principal amount on such date with a term to maturity which most closely approximates the remaining term to maturity of the Notes to be redeemed from such day as quoted by the Independent Investment Banker at 5:00 p.m. on such day.

“Independent Investment Banker” means TD Securities Inc. or its successors; provided, however, that if it shall cease to be a primary Canadian Government securities dealer in Toronto, Ontario, the Issuer shall substitute for it another primary Canadian Government securities dealer in Toronto, Ontario.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P or BBB (low) (or the equivalent) by DBRS, or the equivalent investment grade credit rating from any other Specified Rating Agency.

“Moody’s” shall mean Moody’s Investors Service, Inc,. or any successor to the rating agency business thereof provided such successor is an “approved rating organization” within the meaning of NI 41-101.

“NI 41-11” means National Instrument 41-101 of the Canadian Securities Administrators, as the same may be amended, restated, re-enacted or replaced from time to time.

“Notes” shall have the meaning specified in Section 2.1 of this Series Supplement.

“Rating Date” means the date which is 90 days prior to the earlier of (i) a Change in Control and (ii) public notice of the occurrence of a Change in Control or of the Issuer’s intention or agreement to effect a Change in Control.

“Rating Event” means (i) in the event the Notes are assigned an Investment Grade Rating by at least two of the three Specified Rating Agencies on the Rating Date, the rating of the Notes by at least two of the three Rating Agencies being below an Investment Grade Rating; or (ii) in the event the Notes are not rated an Investment Grade Rating by at least two of the three Specified Rating Agencies on the Rating Date, the rating of the Notes by at least two of the three Specified Rating Agencies being decreased by one or more gradations (including gradations within rating categories as well as between rating categories), in each case on any day within the 60-day period (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies) after the earlier of (a) the occurrence of a Change of Control and (b) public notice of the occurrence of a Change of Control or of the Issuer’s intention or agreement to effect a Change of Control.

“S&P” shall mean Standard & Poor’s Ratings Services, a division of McGraw-Hill Companies, or any successor to the rating agency business thereof provided such successor is an “approved rating organization” within the meaning of NI 41-101.

“Satellite DTH Business” means the business of carrying on a licensed broadcast distribution undertaking under the Broadcasting Act (Canada) via direct-to-home satellite.

“Shaw Family Group” means JR Shaw, his spouse and issue (whether natural-born or legally adopted) and spouses thereof and their issue (whether natural-born or legally adopted) and corporations controlled by any one or more of the foregoing or trusts of which any one or more of the foregoing are the principal beneficiaries; provided that in the case of a trust, the Shaw Family Group will only be deemed to control that proportion of the voting shares held by such trust that it is reasonable to regard as being held, directly or indirectly, for the benefit of one or more of the foregoing individuals.

“Specified Rating Agencies” means each of Moody’s, S&P and DBRS as long as, in each case, it has not ceased to rate the Notes or failed to make a rating of the Notes publicly available for reasons outside of the Issuer’s control; provided that if one or more of Moody’s, S&P or DBRS ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Issuer’s control, the Issuer may select any other “approved rating organization” within the meaning of National Instrument 41-101 of the Canadian Securities Administrators as a replacement agency for such one or more of them, as the case may be and provided further that the Issuer shall maintain a rating with at least two Specified Rating Agencies at all times.

(3)	For purposes of interpreting or construing the Principal Terms of the Notes, words or phrases which are defined in the Indenture in capitalized form but which are used (or grammatical variations of which are used) in this Series Supplement without being capitalized shall be interpreted and construed without any reference whatever to the meanings ascribed to the capitalized form thereof by the Indenture.
1.3	Conflict Between Series Supplement and Indenture
     If any term or provision contained in this Series Supplement shall conflict or be inconsistent with any term or provision of the Indenture, the terms and provisions of this Series Supplement shall govern; provided, however, that the terms and provisions of this Series

Supplement may modify or amend the terms of the Indenture solely as applied to the Notes.
1.4	Interpretation Provisions in Indenture
     This Series Supplement shall, unless the context otherwise requires, be subject to the interpretation provisions contained in Article One of the Indenture.
1.5	Exhibits
     Exhibit A to the Second Series Supplement attached hereto forms part of this Series Supplement.
ARTICLE 2
DEBT SECURITIES AND PRINCIPAL TERMS
2.1	Creation and Designation
     The Issuer is hereby authorized to issue under the Indenture a Series of Debt Securities designated “6.50% Senior Notes due 2014” (the “Notes”) having the terms set forth in this Article Two.
2.2	Limitation on Aggregate Principal Amount
     The aggregate principal amount of the Notes that may be issued (except for Notes issued upon registration of transfer of, or in exchange for, or in lieu of, other Notes) shall be initially limited to $600,000,000. The Issuer may, from time to time, without the consent of any existing Holders of the Notes, create and issue additional Notes hereunder having the same terms and conditions as the Notes in all respects, except for the Series Issuance Date, issue price and first payment of interest thereon. Additional Notes so created and issued will be consolidated with and form a single Series with the Notes.
2.3	Currency
     The Notes shall be denominated in, and all principal of, and premium, interest and other amounts on the Notes shall be payable in, Canadian Dollars. Unless expressly provided to the contrary in this Series Supplement, all amounts expressed in this Series Supplement and in each Note in terms of money refer to Canadian Dollars.
2.4	Denominations

The Notes shall be denominated in integral multiples of $1,000.

2.5	Date and Maturity
     The Series Issuance Date for the Notes shall be March 27, 2009 and the entire principal amount of the Notes shall become due and payable, together with any accrued and unpaid interest on the Notes, on June 2, 2014 (the “Stated Maturity”).

2.6	Interest
(1)	Interest shall accrue on the aggregate unpaid principal amount of each Note together, to the extent permitted by Applicable Law, with interest on overdue interest accruing but not paid on an Interest Payment Date for the Notes, after as well as before default and judgement, from and including the Series Issuance Date for the Notes to but not including the date of the repayment in full of the principal amount of the Notes, at a rate of interest equal to 6.50% per annum. Interest on the Notes shall be payable in arrears on each Interest Payment Date for the Notes and on the Stated Maturity of the Notes.

(2)	Interest on the Notes will be computed on the basis of a year of 365 days.

(3)	The Interest Payment Dates for the Notes shall be June 2 and December 2 in each year beginning June 2, 2009.

(4)	The Regular Interest Record Dates for the Notes shall be May 18 and November 17 in each year.

(5)	The initial coupon payment on June 2, 2009 will be in the amount of $7,158,904.11 representing interest accrued from March 27, 2009 to June 1, 2009, inclusive.
2.7	Redemption and Purchase
(1)	The Notes may be redeemed, in whole or in part at any time and from time to time, at the election of the Issuer for a Redemption Price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed or (b) the Canada Yield Price. In addition, all accrued and unpaid interest on the outstanding principal amount of each Note called for redemption shall be paid to the Redemption Date. The Notes will not be subject to redemption at the election of the Holders of the Notes.

(2)	In addition, in lieu of redemption as provided in Section 3.2 of the Indenture, the Notes will be subject to redemption, in whole but not in part, at the option of the Issuer at any time, at a Redemption Price equal to 100% of the outstanding principal amount thereof together with accrued and unpaid interest to the date fixed for redemption upon the giving of a notice as described below, if (a) the Issuer determines that (i) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in or amendment to official position of such taxing authority regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Series Issuance Date, the Issuer has or will become obligated to pay, on the next succeeding Interest Payment Date, Additional Amounts or (ii) on or after the Series Issuance Date, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in clause (i) above, whether or not such action was taken or decision was rendered with respect to the Issuer, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Issuer of legal counsel of recognized standing, will result in an obligation to pay, on the next succeeding Interest Payment Date, Additional Amounts with respect to any Notes and (b) in any such case the Issuer in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to the Issuer; provided however, that (x) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Issuer would be obligated to pay such Additional Amounts and (y) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.

(3)	In the event that the Issuer elects to redeem the Notes pursuant to the provisions set forth in the preceding Section 2.7(2), the Issuer shall deliver to the Indenture Trustee a Certificate of the Issuer stating that the Issuer is entitled to redeem the Notes pursuant to their terms.

(4)	Notice of intention to redeem the Notes will be given not more than 60 nor less than 15 days prior to the date fixed for redemption to each Holder and will specify the date fixed for redemption.
2.8	Repurchase upon Change of Control Triggering Event
(1)	If a Change of Control Triggering Event occurs, unless the Issuer has exercised the redemption right set out in Section 2.7(1) in respect of all of the Notes, the Issuer will be required to make an offer to repurchase all or, at the option of the Holder, any part (equal to $1,000 or an integral multiple thereof) of each Holder’s Notes pursuant to the offer described in this Section 2.8 (the “Change of Control Offer”) on the terms set forth herein. In the Change of Control Offer, the Issuer will be required to offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased together with accrued and unpaid interest on the Notes to the date of purchase (the “Change of Control Payment”).

(2)	Within 30 days following any Change of Control Triggering Event, the Issuer will give written notice to Holders describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is given (the “Change of Control Payment Date”). The Issuer must comply with the requirements of applicable securities laws and regulations in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions hereof governing the requirement to make or the method of making a Change of Control Offer conflict with any such applicable securities laws or regulations, the Issuer will be required to comply with such laws and regulations and will not be deemed to have breached such provisions hereof by virtue of compliance with such laws and regulations.

(3)	On the Change of Control Payment Date, the Issuer will:
(a)	accept for payment all Notes or portions of such Notes properly tendered pursuant to the Change of Control Offer;

(b)	deposit with the Indenture Trustee an amount of money sufficient to pay the Change of Control Payment in respect of all Notes or portions of such Notes properly tendered; and

(c)	deliver or cause to be delivered to the Indenture Trustee the Notes properly accepted, together with an Officer’s Certificate stating the aggregate principal amount of such Notes or portions of such Notes being purchased by the Issuer.
(4)	The Indenture Trustee will promptly mail to each Holder of properly tendered Notes the Change of Control Payment for such Notes, and in the case of Notes purchased only in part, the Issuer shall execute and the Indenture Trustee will promptly certify and mail (or cause to be transferred by book-entry) to each such Holder, without charge, a new Note equal in principal amount to the unpurchased portion of any such Note surrendered; provided that each new Note will be in a principal amount of $1,000 and integral multiples thereof.

(5)	The Issuer will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer substantially in the manner, at the times and in compliance with the requirements for a Change of Control Offer (and for at least the same purchase price payable in cash) and such third party purchases all Notes properly tendered and not withdrawn under its offer.
2.9	Negative Covenants — Limitation on Debt and Preferred Stock of Subsidiaries.

In lieu of Section 5.2(c) of the Indenture, the following will apply in respect of the Notes:
The Issuer will not permit any Subsidiary to create, issue, assume, guarantee, or in any manner become directly or indirectly liable for the payment of, or otherwise incur (collectively, “incur”) any Debt or issue any Preferred Stock except:
(i)	Debt and Preferred Stock in an aggregate principal or face amount, together with indebtedness secured by a Lien pursuant to clause (xi) of the definition of “Permitted Liens” and the Attributable Value of any Sale and Leaseback Transactions entered into pursuant to Section 5.2(b)(i) of the Indenture, not to exceed, as of the date of determination, 15% of the Consolidated Net Tangible Assets of the Issuer, excluding any Debt and Preferred Stock described in paragraphs (ii) through (ix) of this Section 2.9(1), inclusive;

(ii)	Debt and Preferred Stock outstanding on the date of the Indenture after giving effect to the application of the proceeds of any Debt Securities;

(iii)	Debt incurred or Preferred Stock issued to and held by the Issuer or a Wholly-Owned Subsidiary of the Issuer (provided that such Debt or Preferred Stock is at all times held by the Issuer or a Wholly-Owned Subsidiary of the Issuer);

(iv)	Debt incurred or Preferred Stock issued by a Person prior to the time (A) such Person became a Subsidiary of the Issuer, (B) such Person merges into or consolidates or amalgamates with a Subsidiary of the Issuer or (C) another Subsidiary of the Issuer merges into or consolidates or amalgamates with such Person (in a transaction in which such Person becomes a Subsidiary of the Issuer), which Debt or Preferred Stock was not incurred or issued in anticipation of such transaction and was outstanding prior to such transaction;

(v)	Purchase Money Obligations;

(vi)	Debt or Preferred Stock which is exchanged for, or the proceeds of which are used to refinance or refund, any Debt or Preferred Stock permitted to be outstanding pursuant to paragraphs (ii), (iv) and (v) of this Section 2.9(1) (or any extension or renewal thereof), in an aggregate principal amount, in the case of Debt, or liquidation preference, in the case of Preferred Stock, not to exceed the principal amount or liquidation preference of the Debt or Preferred Stock, respectively, so exchanged, refinanced or refunded, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt or Preferred Stock so exchanged, refinanced or refunded or the amount of any premium reasonably determined by the Issuer as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, and plus the amount of expenses of the Issuer and the Subsidiary incurred in connection with such refinancing;

(vii)	Non-Recourse Debt or Preferred Stock which is either (A) incurred or issued by a non-Wholly-Owned Subsidiary of the Issuer that is itself a public company (or by a Subsidiary of such a Subsidiary), (B) incurred or issued by a Subsidiary of the Issuer that does not own or operate, directly or indirectly, a Cable Television System or a Satellite DTH Business or (C) incurred or issued by a Subsidiary of the Issuer that owns or operates, directly or indirectly, a Satellite DTH Business (the “Disposition Entity”) in anticipation of the Disposition Entity ceasing to be a Subsidiary of the Issuer; provided that within a period of six months after such Debt is first issued or incurred (i) the Disposition Entity is no longer a Subsidiary of the Issuer, (ii) such Debt has been repaid or the Disposition Entity has otherwise been released from all obligations with respect thereto, or (iii) the Disposition Entity would be entitled to incur or issue such Debt or Preferred Stock in accordance with this Section 2.9(1) without reference to this paragraph 2.9(1)(vii) (C);

(viii)	Non-Recourse Debt which is exchangeable for the securities of or ownership interests in another Person in satisfaction of the principal amount thereof; and

(ix)	Debt incurred under a Permitted Subsidiary Guarantee.
2.10	Sinking Fund
     The Notes will not be subject to repurchase or redemption pursuant to any sinking fund.
2.11	Defeasance

The Notes will be subject to Defeasance and Covenant Defeasance as described in the Indenture.
2.12	Form and Certification
(1)	The Notes shall be (a) in registered form only, (b) issued as one or more Global Debt Securities held by, or on behalf of, the Depositary in accordance with Section 2.17 of the Indenture, (c) registered in the name of the Depositary or its nominee as provided for in Section 2.17 of the Indenture, and (d) substantially in the form set forth in Exhibit A to this Series Supplement, subject to any modifications as may be reasonably required from time to time by the Depositary and which are not prejudicial to the beneficial holders of the Notes.

(2)	The form of certification of the Notes by the Indenture Trustee shall be substantially in the form of the Indenture Trustee’s Certificate set forth in Exhibit A to this Series Supplement.
2.13	Identification
     For the purpose of this Series Supplement and the Notes:
(a)	the Depositary shall be CDS;

(b)	the Registrar, Paying Agent and Transfer Agent shall be the Indenture Trustee; and

(c)	the Place of Payment shall be Calgary, Alberta.
ARTICLE 3
MISCELLANEOUS PROVISIONS
3.1	Confirmation of Indenture
     The Indenture, as amended and supplemented by this Series Supplement, is in all respects confirmed.

3.2	Acceptance of Trusts
     The Indenture Trustee hereby accepts the trusts in this Series Supplement declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.
3.3	Counterparts and Formal Date
     This Series Supplement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set forth on the first page of this Series Supplement.
     IN WITNESS OF WHICH the Issuer and the Indenture Trustee have caused this Series Supplement to be duly executed by their duly authorized officers as of the date specified on the first page of this Series Supplement.

COMPUTERSHARE TRUST COMPANY OF CANADA		SHAW COMMUNICATIONS INC.

By:	/s/ Laura Leong	By:	/s/ Trevor English

	Name: Laura Leong		Name: Trevor English
	Title: Professional, Corporate Trust		Title: Vice President, Capital Markets

By:	/s/ Dan Sander	By:	/s/ Paul Bachand

	Name: Dan Sander		Name: Paul Bachand
	Title: Professional, Corporate Trust		Title: Assistant Corporate Secretary

EXHIBIT A TO SECOND SERIES SUPPLEMENT
[Insert if applicable: Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to the Issuer or its agent for registration of transfer, exchange, or payment, and any certificate issued in respect thereof is registered in the name of CDS & Co. or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, CDS & Co., has an interest herein.]
[Insert if applicable: This Note is a Global Debt Security within the meaning of the Indenture hereinafter referred to and is registered in the name of CDS or a nominee of CDS. This Note is exchangeable for Notes registered in the name of a Person other than CDS or its nominee only in the limited circumstances described in the Indenture, and no transfer of this Note (other than a transfer of Note as a whole by CDS to a nominee of CDS or by a nominee of CDS to CDS or another nominee of CDS) may be registered except in limited circumstances.]
[Insert if applicable: Except as otherwise provided in the Indenture, this Note may be transferred, in whole but not in part, only to another nominee of the Depositary for the 6.50% Senior Notes due 2014 or to a successor Depositary or to a nominee of such successor Depositary.]
SHAW COMMUNICATIONS INC.

No. <>	$•
CUSIP No. 82028KAN1
ISIN No. CA 82028KAN15
6.50% Senior Notes due 2014
     Shaw Communications Inc. (the “Issuer”) for value received hereby acknowledges itself indebted and promises to pay to the Holder hereof on presentation and surrender of this Note at the office of Computershare Trust Company of Canada (the “Paying Agent”, which term shall include its successors) in Calgary, Alberta (or in such other city or cities as may from time to time be designated by the Issuer), the principal amount of • Million dollars in lawful money of Canada ($•), and to pay interest on the outstanding principal amount hereof at the same place in like money at the rate of 6.50% per annum, after as well as before maturity, default and judgement, with interest on overdue interest at the same rate as more particularly specified in the Indenture. The interest so payable on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Note is registered at the close of business on the Regular Interest Record Date for such interest which shall be May 18 or November 17 (whether or not a Business Day) next preceding such Interest Payment Date.
     The outstanding principal amount of this Note is payable in one instalment on June 2, 2014. Interest on this Note is payable semi-annually in arrears on June 2 and

December 2 in each year beginning June 2, 2009.
     This Note is one of a duly authorized Series of Debt Securities designated as 6.50% Senior Notes due 2014 (the “Notes”) issued under a trust indenture dated as of February 26, 2007, as supplemented by a Second Series Supplement dated as of March 27, 2009 (the “Series Supplement”), in each case between the Issuer and Computershare Trust Company of Canada (the “Indenture Trustee”, which term shall include its successors as indenture trustee under such trust indenture) (collectively, as further amended or supplemented, the “Indenture”). Reference is hereby made to the Indenture as to the nature and extent of the rights of the Holders of the Debt Securities of this Series, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the Holder of this Note by acceptance hereof assents. All capitalized terms used but not defined herein have the meanings specified in the Indenture.
     Each Debt Security of this Series, including this Note, may be redeemed by the Issuer in whole or in part at any time upon not less than 15 days and not more than 60 days notice to the Holder hereof in accordance with the Indenture at a Redemption Price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed or (b) the Canada Yield Price, together in each case with all accrued and unpaid interest hereon to the Redemption Date. “Canada Yield Price” means in respect of any redemption of the Notes, a price, as determined by the Independent Investment Banker, equal to the sum of the present values of the remaining scheduled payments of principal and interest on the Note (not including any portion of the payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 365 day year) at the Government of Canada Yield, plus 117 basis points. “Government of Canada Yield” means with respect to any Redemption Date, the arithmetic average, as determined by the Independent Investment Banker, of the yield to maturity on the third Business Day preceding the Redemption Date, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued, in Canadian Dollars in Canada, at 100% of its principal amount on such date with a term to maturity which most closely approximates the remaining term to maturity of the Notes to be redeemed from such day as quoted by the Independent Investment Banker at 5:00 p.m. on such day. In the case of any redemption of less than all of the Notes, the Notes to be redeemed will be selected by the Indenture Trustee on a pro rata basis or by such other method (which may include random selection by computer) as the Indenture Trustee may deem appropriate.
     In addition the Notes will be subject to redemption, in whole but not in part, at any time at the election of the Issuer, at a Redemption Price equal to 100% of the outstanding principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice described in the preceding paragraph if (a) the Issuer determines that (i) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position of such taxing authority regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Series Issuance Date, the Issuer has or will become obligated to pay, on the next succeeding Interest Payment Date, Additional Amounts or (ii) on or after the Series Issuance Date, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in clause (i) above, whether or not such action was taken or decision was rendered with respect to the Issuer, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Issuer of legal counsel of recognized standing, will result in an obligation to pay, on the next succeeding Interest Payment Date, Additional Amounts with respect to any Notes and (b) in any such case the Issuer in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to the Issuer; provided however, that (x) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Issuer would be obligated to pay such Additional Amounts and (y) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.
     The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Issuer with respect to the Notes and (b) certain restrictive covenants and the related Events of Default, upon compliance by the Issuer with certain conditions set forth therein, which provisions apply to this Note.
     The outstanding principal amount of this Note may become or be declared to be due and payable by the Indenture Trustee before maturity in the circumstances set out in Section 6.1 of the Indenture.
     This Note is transferable only in accordance with the provisions of the Indenture and subject to the following sentence. No transfer of this Note shall be valid unless made on the Register kept by and at the principal office of the Registrar in Calgary, Alberta, by the Holder hereof or its attorney duly appointed by instrument in writing in form and execution satisfactory to the Registrar upon compliance with such reasonable requirements as the Registrar may prescribe.
     The Indenture contains provisions making binding upon all Holders of the Debt Securities of this Series, or upon the Holders of all Series outstanding under the Indenture, certain Holder Actions taken by the Holders of a specified majority of the Debt Securities of this Series, or of all Series, as the case may be, then outstanding.
     This Note shall not become obligatory for any purpose until certified by the Indenture Trustee.
     IN WITNESS OF WHICH the undersigned has caused this 6.50% Senior Note due 2014 to be signed by its duly authorized officer on March 27, 2009.

SHAW COMMUNICATIONS INC.
By:
Name:
Title:

INDENTURE TRUSTEE’S CERTIFICATE
     This 6.50% Senior Note due 2014 is one of the 6.50% Senior Notes due 2014 referred to in the Indenture.

COMPUTERSHARE TRUST COMPANY OF CANADA
By:
Authorized Signing Officer

(Form of Registration Panel)
(No writing hereon except by the Indenture Trustee)

Date of	In Whose Name	Authorized Signature
Registration	Registered	of Indenture Trustee